

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 4, 2013

Via E-mail
Mr. Peter H. Heckman
President and Chief Executive Officer
Horace Mann Educators Corporation
1 Horace Mann Plaza
Springfield, Illinois 62715-0001

>   **Re: Horace Mann Educators Corporation**
>   **Form 10-K for Fiscal Year Ended December 31, 2012**
>   **Filed February 28, 2013**
>   **File No. 001-10890**

Dear Mr. Heckman:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Interest Credited to Policyholders, page F-26

1. You state that "due to limitations on the Company's ability to further lower interest crediting rates, coupled with the expectation for continued low reinvestment interest rates, management anticipates fixed annuity spread compression in future periods." Please provide us proposed disclosure to be included in future filings that quantifies the expected effects of these known trends and uncertainties on your future financial position, results of operations and cash flows. To the extent that information about future cash flows that you expect to reinvest at lower rates due to potential maturities or calls of your investments is necessary to understand these effects, please include information, such as the amount of maturing or callable investments and their weighted average yields in your proposed disclosure.

Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 8-Statutory Information and Restrictions, page F-91

2. You disclose that at December 31, 2012 minimum statutory-basis capital and surplus was $117.7 million and restricted net assets were $18.6 million. Please explain to us the relationship between these amounts, in particular, why restricted net assets as defined in rule 4-08(e) of Regulation S-X is lower than minimum statutory-basis capital and surplus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Frank Wyman, Staff Accountant, at (202) 551-3660 or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant